

Mail Stop 4631

December 15, 2015

Via e-mail
Fred E. Festa
President and Chief Executive Officer
GCP Applied Technologies Inc.
7500 Grace Drive
Columbia, Maryland 21044-4098

> **Re: GCP Applied Technologies Inc.**
> **Amendment No. 3 to Form 10-12B**
> **Filed December 1, 2015**
> **File No. 001-37533**

Dear Mr. Festa:

We have reviewed your filing and have the following comments.

Exhibit 99.1

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Summary, page 3

1. Please clarify what "segment size" and "approximate annual growth rate" refer to in the table at the bottom of page 4.

Non-GAAP Financial Measures, page 35

2. We note your disclosures that your non-GAAP financial measures are adjusted for "certain other unusual or infrequent items that are not representative of underlying trends", that you "use Adjusted EBIT as a performance measure because it provides improved period-to-period comparability for decision making and compensation purposes, and because it better measures the ongoing earnings results of your strategic and operating decisions", and that "these measures are provided to investors and others to improve the period-to-period comparability and peer-to-peer comparability of your financial results". We also note that you adjusted your non-GAAP measures during the period ended September 30, 2015 for the loss you recorded related to Venezuela but not the improved operating results that also occurred during that period due to your use of the official exchange rate to translate those results through September 30, 2015, which you

indicate "are not expected to continue". Please explain why you believe adjusting your non-GAAP financial measures only for the loss related to Venezuela is meaningful and appropriate.

Venezuela, page 60

3. We note your response to prior comment three from our letter dated November 13, 2015 and your disclosure that the 2015 third quarter charge to impair monetary asses and non-monetary assets was higher because of the significant sales and earnings in Venezuela in the 2015 third quarter. Please quantify the amount of the charge that was attributable to the 2015 third quarter sales and earnings.

Compensation Committee Interlocks and Insider Participation, page 92

4. You have updated your discussion of executive compensation to reflect the fiscal year ended December 31, 2015. Please make corresponding revisions here.

Compensation Discussion and Analysis, page 94

5. You omit much of the disclosure regarding your executive compensation although it is currently determinable either in your compensation discussion and analysis or your tables of executive compensation, including the 2015 AICP performance targets, the grant date and grant date fair value of your equity awards, and the 2015 salaries of your executives. To expedite our review of your information statement, please revise your discussion of executive compensation to make it as materially complete as possible.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

CC: Greg Ostling (*via e-mail*)
     Wachtell, Lipton, Rosen & Katz